Exhibit 21.1

ROSETTA STONE INC. SUBSIDIARIES

Entity	Jurisdiction of Incorporation

Rosetta Stone Holdings Inc.	Delaware
Rosetta Stone Ltd. (Formerly Fairfield & Sons Ltd., d/b/a Fairfield Language Technologies)	Virginia
Rosetta Stone (UK) Limited (Formerly Fairfield & Sons Limited)	United Kingdom
Rosetta Stone Japan Inc. (Formerly Rosetta World K.K.)	Japan